UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             -----------------------

                          GT INTERACTIVE SOFTWARE CORP.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    36236E109
                                 (CUSIP Number)

                                 William E. Ford
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                December 16, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

36236E109                                                     Page 2 of 15 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners, LLC

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        19,928,525
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          19,928,525

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          19,928,525

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.2%

14        Type of Reporting Person (See Instructions)

          OO

36236E109                                                     Page 3 of 15 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 16, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        19,928,525
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          19,928,525

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          19,928,525

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.2%

14        Type of Reporting Person (See Instructions)

          PN

36236E109                                                     Page 4 of 15 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 19, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        19,928,525
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          19,928,525

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          19,928,525

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.2%

14        Type of Reporting Person (See Instructions)

          PN

36236E109                                                     Page 5 of 15 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners II, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        19,928,525
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          19,928,525

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          19,928,525

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.2%

14        Type of Reporting Person (See Instructions)

          PN

36236E109                                                     Page 6 of 15 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 54, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        19,928,525
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          19,928,525

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          19,928,525

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.2%

14        Type of Reporting Person (See Instructions)

          PN

36236E109                                                     Page 7 of 15 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          GAP Coinvestment Partners II, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        19,928,525
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          19,928,525

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          19,928,525

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.2%

14        Type of Reporting Person (See Instructions)

          PN

36236E109                                                     Page 8 of 15 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          GAP Coinvestment Partners, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          New York

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        19,928,525
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          19,928,525

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          19,928,525

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          17.2%

14        Type of Reporting Person (See Instructions)

          PN

36236E109                                                     Page 9 of 15 Pages


                         AMENDMENT NO. 4 TO SCHEDULE 13D

         This Amendment No. 4 ("Amendment No. 4") to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of March 4, 1999 (the "Original 13D"), as amended by Amendment No. 1 thereto, dated as of August 9, 1999 ("Amendment No. 1"), as amended by Amendment No. 2 thereto, dated as of November 7, 1999 ("Amendment No. 2"), as amended by Amendment No.3 thereto, dated as of December 9, 1999, with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of GT Interactive Software Corp., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Amendment No. 2.

         Item 3. Source and Amount of Funds or Other Consideration

         This Amendment No. 4 is being filed as a result of an exchange between the Company and each of GAP 54 and GAPCO II of Preferred Stock, subordinated notes, Warrants and Options of each such entity, all as more fully described in
Item 5(c) below.

         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of the date hereof, GAP, GAP 16, GAP 19, GAP II and GAPCO each owns of record no shares of Common Stock, 4,184,545 shares of Common Stock, 2,092,273 shares of Common Stock, 504,000 shares of Common Stock and 647,707 shares of Common Stock, respectively, or 0.0%, 4.1%, 2.1%, 0.5% and 0.6%, respectively, of the Company's issued and outstanding shares of Common Stock. In addition, as of the

36236E109                                                    Page 10 of 15 Pages

date hereof, (i) GAP 54 owns a Senior Subordinated Convertible Note convertible into 10,203,000 shares of Common Stock or 9.0% of the Company's issued and outstanding shares of Common Stock and (ii) GAPCO II owns a Senior Subordinated Convertible Note convertible into 2,297,000 shares of Common Stock or 2.2% of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 16, GAP 19, GAP II and GAP 54, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned by each of the Reporting Persons. Accordingly, as of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 19,928,525 shares of Common Stock or 17.2% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 19,928,525 shares of Common Stock that may be deemed to be owned beneficially by each of them.

         (c) On December 16, 1999, pursuant to the Securities Exchange Agreement, dated as of November 15, 1999 (the "Exchange Agreement"), among the Company, GAP 54 and GAPCO II, which Exchange Agreement is attached as Exhibit 2 to this Amendment No. 4, the Company (i) issued to GAP 54, a Senior Subordinated Convertible Note (the "GAP 54 Note") with a face value $40,812,000, which note is convertible at the option of GAP 54 into 10,203,000 shares of Common Stock (subject to adjustment) and (ii) issued to GAPCO II, a Senior Subordinated Convertible Note (the

36236E109                                                    Page 11 of 15 Pages

"GAPCO II Note"), with a face value of $9,188,000, which note is convertible at the option of GAPCO II into 2,297,000 shares of Common Stock. The GAP 54 Note was issued in consideration of the surrender to the Company by GAP 54 of its 489,744 shares of Preferred Stock and its subordinated note of the Company with a face value $16,324,800. The GAPCO II Note was issued in consideration of the surrender by GAPCO II to the Company of its 110,256 shares of Preferred Stock and its subordinated note of the Company with a face value of $3,675,200.

         In addition, on December 16, 1999, pursuant to the Equity Purchase and Voting Agreement, dated as of November 15, 1999 (the "Equity Purchase Agreement"), among Infogrames Entertainment S.A., California U.S. Holdings, Inc., GAP 16, GAP 19, GAP II, GAP 54, GAPCO and GAPCO II, which Equity Purchase Agreement is attached as Exhibit 3 of this Amendment No. 4, in consideration of $990 (i) GAP 54 transferred to Infogrames its Warrant to purchase 3,673,080 shares of Common Stock and (ii) GAPCO II transferred to Infogrames its Warrant to purchase 826,920 shares of Common Stock.

         In connection with such transfers, GAP 54 and GAPCO II also (i) relinquished all further rights to receive Additional Warrants, as contemplated by the Warrant Agreement and (ii) relinquished all Options held by GAP 54 and GAPCO II as of such date.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

         Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to the Securities of the Issuer.

         Item 6 is hereby amended and restated in its entirety as follows:

36236E109                                                    Page 12 of 15 Pages

         As noted above, the GAP Managing Members are the partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II and GAP is the partner authorized and empowered to vote and dispose of the securities held by GAP 16, GAP 19, GAP II and GAP 54. Accordingly, GAP and the GAP Managing Members may, from time to time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock and such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as them deem to be in the collective interest of the Reporting Persons.

         As described in Item 5(c) above, (i) GAP 54 and GAPCO II are parties to the Exchange Agreement pursuant to which the Company issued to each of GAP 54 and GAPCO II the GAP 54 Note and the GAPCO II Note, respectively and (ii) GAP 16, GAP 19, GAP II, GAP 54, GAPCO and GAPCO II are parties to the Equity Purchase Agreement pursuant to which GAP 54 and GAPCO II sold to the Company all of their Warrants.

         Item 1. Materials to be Filed as Exhibits.

                 Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                 Exhibit 2: Exchange Agreement dated as of November 15, 1999, among the Company, GAP 54 and GAPCO II.

                 Exhibit 3: Equity Purchase and Voting Agreement, dated as of November 15, 1999, among Infogrames Entertainment S.A., California Holdings, Inc., GAP 16, GAP 19, GAP II, GAP 54, GAPCO and GAPCO II.

                 Exhibit 4:       Form of GAP 54 Note.

                 Exhibit 5:       Form of GAPCO II Note.

                 Exhibit 6: Incorporate by reference the power of attorney for GAP filed as Exhibit 5 to the Original 13D, which provides

36236E109                                                    Page 13 of 15 Pages

                                  Thomas J. Murphy with the requisite power and authority to sign this Amendment No. 4 on behalf of GAP.

                 Exhibit 7: Incorporate by reference the power of attorney for GAPCO filed as Exhibit 5 to the Original 13D, which provides Thomas J. Murphy with the requisite power and authority to sign this Amendment No. 4 on behalf of GAPCO.

                 Exhibit 8: Incorporate by reference the power of attorney for GAPCO II filed as Exhibit 5 to the Original 13D, which provides Thomas J. Murphy with the requisite power and authority to sign this Amendment No. 4 on behalf of GAPCO II.

36236E109                                                    Page 14 of 15 Pages

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 is true, complete and correct.

Dated as of December 23, 1999.

                                    GENERAL ATLANTIC PARTNERS, LLC

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GENERAL ATLANTIC PARTNERS 16, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GENERAL ATLANTIC PARTNERS 19, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

36236E109                                                    Page 15 of 15 Pages

                                    GENERAL ATLANTIC PARTNERS II, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GENERAL ATLANTIC PARTNERS 54, L.P.

                                    By: General Atlantic Partners, LLC,
                                        Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GAP COINVESTMENT PARTNERS, L.P.

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GAP COINVESTMENT PARTNERS II, L.P.

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact